SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 240.13d-1(a) and
              AMENDMENTS THERETO FILED PURSUANT TO ss. 240.13d-2(a)

                               (Amendment No. __)*

                                POKER MAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     [NONE]
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Amit Sela
                             13564 Westernesse Road
                              Minnetonka, MN 55305
                               Phone: 952-546-9546

                                 With a copy to:
                            Paul D. Chestovich, Esq.
                       Maslon Edelman Borman & Brand, LLP
                         90 South 7th Street, Suite 3300
                              Minneapolis, MN 55402
                              Phone: (612) 672-8200

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 28, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 4 Pages)

CUSIP NO. [NONE]                      13D                      PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amit Sela
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               431,934 (represents the portion of a Warrant to purchase
BENEFICIALLY            1,000,000 shares that is currently exercisable)
OWNED BY EACH     --------------------------------------------------------------
  REPORTING       8     SHARED VOTING POWER
   PERSON
    WITH                0
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        431,934 (represents the portion of a Warrant to purchase
                        1,000,000 shares that is currently exercisable)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      431,934
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This statement relates to the common stock, of Poker Magic, a Minnesota corporation (the "Issuer"). The address of Issuer's principal executive offices is 130 Lake Street West, Suite 300, Wayzata, MN 55391.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by Amit Sela. Mr. Sela is a private investor. His address is 13564 Westernesse Road, Minnetonka, MN 55305.

      During the last five years, Mr. Sela has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, Mr. Sela has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Sela is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Sela purchased the securities using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person has not formulated any definitive plans. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

      a.- b. The Reporting Person holds a warrant to purchase 1,000,000 shares of common stock. However, under the terms of the warrant, he can only exercise such warrant to the extent that he never holds more than 4.9% of the Company's securities. Mr. Sela has sole voting and dispositive power over these shares.

      According to the most recently filed Form 10 of the Issuer, as of July 18, 2008, 8,814,991 shares of common stock were issued and outstanding. Based on such report Mr. Sela owns 4.9% of the outstanding common shares of the Issuer.

      c. TRANSACTIONS WITHIN THE LAST 60 DAYS

      On August 18, 2008, Mr. Sela sold 1,000,000 shares of common stock in a private sale to three unaffiliated investors.

      d. Not applicable.

      e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

      None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008

                                        /s/ Amit Sela
                                        -----------------------------------
                                        Amit Sela